

中远投资（新加坡）有限公司

COSCO ~~CORPORATION~~ (SINGAPORE) LIMITED

9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 WEBSITE: www.cosco.com.sg
RCB REG. NO: 196100159G





05009801

82-4033

Secretary's Office: 6 Battery Road, #39-01
Singapore 049909
6221 3348 Fax No: 6221 3248

Our Ref: 100119/LK/FT/pc

Exemption No. 33-91910

6 July 2005

By Airmail
The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs

COSCO ~~CORPORATION~~ Investment (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Date of Announcement	Description of Announcement
10 June 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
13 June 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
14 June 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
14 June 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
28 June 2005	Group Secures Four High Value Contracts
30 June 2005	Clarification to the Announcement made on 28 June 2005
1 July 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

dlw 7/19

Date of Announcement	Description of Announcement
4 July 2005	Notice of a Director's (including a director who is a s[illegible]tial shareholder) Interest and Change in Interest

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

E[illegible]sure: [illegible] [illegible]uncements

c.c. Mr [illegible] Huisheng (Fax No. 6326 1217, letter only)

Date of Announcement	**Description of Announcement**
4 July 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED



Lawrence Kwan
Secretary

Enclosure: Announcements

c.c. Mr Ji Haisheng (Fax No. 6336 1217, letter only)

[illegible]

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Li Jian Xiong
Designation *	Alternate Director
Date & Time of Broadcast	10-Jun-2005 18:11:04
Announcement No.	00093

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 08-06-2005

2. Name of Director * — Lee Fook Choy

3. Please tick one or more appropriate box(es): *

   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 07-06-2005

2. Name of Registered Holder — Lee Fook Choy

3. Circumstance(s) giving rise to the interest or change in interest — Sales in Open Market at Own Discretion

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	3,777,200
As a percentage of issued share capital	0.346 %
No. of Shares which are subject of this notice	1,777,200
As a percentage of issued share capital	0.163 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.9322
No. of Shares held after the change	2,000,000
As a percentage of issued share capital	0.183 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	3,777,200	0
As a percentage of issued share capital	0.346 %	0 %

No. of shares held after the change	*2,000,000*	*0*
As a percentage of issued share capital	0.183 %	0 %

Footnotes

Mr Lee Fook Choy is a director of the subsidiary, Cosco Marine Engineering (Singapore) Pte Ltd.

The number of shares held before the change includes 277,200 shares registered under the name of CPF Approved Nominees.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Li Jian Xiong
Designation *	Alternate Director
Date & Time of Broadcast	13-Jun-2005 17:35:45
Announcement No.	00054

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	11-06-2005
2.	Name of Director *	Lee Fook Choy

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	10-06-2005
2.	Name of Registered Holder	Lee Fook Choy
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	2,000,000
As a percentage of issued share capital	0.183 %
No. of Shares which are subject of this notice	600,000
As a percentage of issued share capital	0.055 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.9216
No. of Shares held after the change	1,400,000
As a percentage of issued share capital	0.128 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	2,000,000	0
As a percentage of issued share capital	0.183 %	0 %

No. of shares held after the change	[illegible]	[illegible]
As a percentage of issued share capital	0.128 %	0 %

Footnotes

Mr Lee Fook Choy is a director of the subsidiary, Cosco Marine Engineering (Singapore) Pte Ltd.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Hai Sheng
Designation *	President
Date & Time of Broadcast	14-Jun-2005 17:36:36
Announcement No.	00058

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	13-06-2005
2.	Name of Director *	Poh Hee Boon

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	10-06-2005
2.	Name of Registered Holder	Poh Hee Boon
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	526,000
As a percentage of issued share capital	0.048 %
No. of Shares which are subject of this notice	40,000
As a percentage of issued share capital	0.004 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.92
No. of Shares held after the change	486,000
As a percentage of issued share capital	0.044 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	526,000	0
As a percentage of issued share capital	0.048 %	0 %

No. of shares held after the change	486,000	0
As a percentage of issued share capital	0.044 %	0 %

Footnotes: Mr Poh Hee Boon is a director of the subsidiary, CNF Shipping Agencies Pte Ltd.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Hai Sheng
Designation *	President
Date & Time of Broadcast	14-Jun-2005 17:39:28
Announcement No.	00061

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	14-06-2005
2.	Name of Director *	Lee Fook Choy
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	13-06-2005
2.	Name of Registered Holder	Lee Fook Choy
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	
4.	Information relating to shares held in the name of the Registered Holder	

No. of Shares held before the change	1,400,000
As a percentage of issued share capital	0.128 %
No. of Shares which are subject of this notice	1,400,000
As a percentage of issued share capital	0.128 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.935
No. of Shares held after the change	0
As a percentage of issued share capital	0 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,400,000	0
As a percentage of issued share capital	0.128 %	0 %

No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes

Mr Lee Fook Choy is a director of the subsidiary, Cosco Marine Engineering (Singapore) Pte Ltd.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Hai Sheng
Designation *	President
Date & Time of Broadcast	28-Jun-2005 17:27:57
Announcement No.	00053

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Group Secures Four High Value Contracts
Description	Per Attachment
Attachments:	280605.pdf Total size = **95K** (2048K size limit recommended)

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中远投资（新加坡）有限公司

COSCO CORPORATION (SINGAPORE) LIMITED

9 Temasek Boulevard #07-00 Suntec Tower Two S038989
Tel: 68850888 Fax: 63369006
RCB REG NO. 196100159G

Press Release

Group Secures [illegible] High Value Contracts
[illegible] US$[illegible] million

[illegible] Singapore Exchange ("SGX") mainboard-listed COSCO Corporation (Singapore) Limited ("COSCO" or the "Group"), a leading [illegible] and [illegible] pleased to announce that its 51%-owned subsidiary, COSCO Shi[illegible] has [illegible] secured four high value contracts totaling US$[illegible] million [illegible] contract values.

[illegible]	[illegible]
[illegible] (Tanker)	May 2005
Singa[illegible]	June 2005
Saudi [illegible] (Oil tanker)	July 2005
Singapore [illegible]	August 2005

These jobs [illegible] will be carried out at the Group's [illegible] Nantong, Dalian and [illegible] will be accounted for in the third quarter [illegible] 2005 [illegible] and in double bottom and hull [illegible] high value contracts as single hull tanker [illegible]



中远投资(新加坡)有限公司

COSCO CORPORATION (SINGAPORE) LIMITED

9 Temasek Boulevard, #07-00 Suntec Tower Two, S038989
Tel: 68850888 Fax: 63369006
RCB REG NO: 196100159G

Press Release

Group Secures Four High Value Contracts Totaling US$20.5 million

SINGAPORE (28th June 2005) – Singapore Exchange ("SGX") mainboard-listed COSCO Corporation (Singapore) Limited ("COSCO" or the "Company"), a leading shipping and shipyard group, is pleased to announce that its 51%-owned subsidiary, COSCO Shipyard Group had successfully secured four high value contracts totaling US$20.5 million from Greek and Middle East oil tanker owners.

Contract	Commencing
Single to Double Bottom Conversion (Oil tanker)	May 2005
Single to Double Hull Conversion (Oil tanker)	June 2005
Single to Double Bottom & Hull Conversion (Oil tanker)	July 2005
Single to Double Bottom & Hull Conversion (oil tanker)	August 2005

These jobs which are well spread out will be carried out at the Group's yards at Nantong, Dalian and Shanghai. Some jobs will be accounted for in the third quarter of FY2005. Building on an established track record in double bottom and hull conversion, Cosco Shipyard Group expects more such high value contracts as single hull tankers are phased out over the next few years in compliance with International Maritime Organisation's (IMO) safety regulations.

Mr. Ji Hai Sheng, President of the Company and Vice Chairman of COSCO Shipyard Group said, "The contracts represent the fulfillment of the Group's strategic expansion into the specialized area of ship conversion and extension of the Group's product offering. It also demonstrates our Group's strong technical capabilities in undertaking high-value international ship repair & conversion projects, and in efficiently meeting the stringent safety and quality standards demanded by international regulators and ship owners."

COSCO Shipyard Group is the largest ship repair group in the People's Republic of China. As the mandatory conversion of single hull tankers to anti-spill double hull gathers momentum and urgency, the Group expects to attract more of such conversion contracts.

About COSCO Corporation (Singapore) Ltd

Listed on the main board of the Singapore Exchange, COSCO Corporation is a diversified group with core activities in shipping and shipping related services. The Group owns 13 bulk carriers and majority stake in the largest shipyard group in China, operates shipping agencies as well as provides marine engineering and ship repair services. COSCO Corporation is the listed subsidiary of China Ocean Shipping (Group) Company, the largest shipping group in China.

For further information, please contact:

Company:	*Investor Relations:*
COSCO Corporation (Singapore) Ltd	**SPIN Capital Asia**
Mr. Li Jian Xiong	Mr. Michael Tan
Vice President	Managing Director
Tel: 65-6885 0892 / Fax: 65-6336 9006	Tel/Fax: 65-6227 7790
Email: lijianxiong@cosco.com.sg	Email: michael@spin.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Hai Sheng
Designation *	President
Date & Time of Broadcast	30-Jun-2005 17:20:27
Announcement No.	00044

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

CLARIFICATION TO THE ANNOUNCEMENT MADE ON 28 JUNE 2005

Description

Reference is made to the Announcement - "Group Secures Four High Value Contracts Totaling US$ 20.5 million" made on 28 June 2005.

The Board of Directors of Cosco Corporation (S) Ltd would like to clarify that none of the directors or controlling shareholders of the Company has any interest, direct or indirect in the contacts.

The contracts are not expected to have a material impact on the net tangible assets and earnings per share of Cosco Corporation (S) Ltd for the year ending 31st December 2005.

By Order of the Board

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[illegible]	COSCO CORPORATION (S) LTD
[illegible] Registration No.	196100159G
[illegible] on behalf of	COSCO CORPORATION (S) LTD
[illegible]	COSCO CORPORATION (S) LTD
[illegible] by	Mr Ji Hai Sheng
[illegible]	President
[illegible]	01-Jul-2005 17:17:10
[illegible] No.	00037

[illegible]	30-06-2005
[illegible]	Mr Er Kwong Wah

[illegible] more appropriate box(es):

[illegible] of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

1. [illegible] of Change of Interest	30-06-2005
2. Name of Registered Holder	Mr Er Kwong Wah
3. Circumstance(s) giving rise to the [illegible] or change in interest	Sales in Open Market at Own Discretion
[illegible] specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	100,000
As a percentage of issued share capital	0.009 %
No. of Shares which are subject of this notice	100,000
As a percentage of issued share capital	0.009 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.98
No. of Shares held after the change	0
As a percentage of issued share capital	0 %

[illegible] of Option	
[illegible]	[illegible] % To %
[illegible] to the interest or change in interest	[illegible]
[illegible]	
[illegible]	

[illegible]

[illegible] before the change	100,0[illegible]	[illegible]
As a percentage of issued share capital	0.009 %	0.00

http://info.sgx.com/[illegible]

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Hai Sheng
Designation *	President
Date & Time of Broadcast	01-Jul-2005 17:17:10
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	30-06-2005
2.	Name of Director *	Mr Er Kwong Wah
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	30-06-2005
2.	Name of Registered Holder	Mr Er Kwong Wah
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	100,000
As a percentage of issued share capital	0.009 %
No. of Shares which are subject of this notice	100,000
As a percentage of issued share capital	0.009 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.98
No. of Shares held after the change	0
As a percentage of issued share capital	0 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	100,000	12,000
As a percentage of issued share capital	0.009 %	0.001 %

No. of shares held after the change	0	12,000
As a percentage of issued share capital	0 %	0.001 %

Footnotes

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	JI HAI SHENG
Designation *	PRESIDENT
Date & Time of Broadcast	04-Jul-2005 17:29:08
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	01-07-2005
2.	Name of Director *	POH HEE BOON

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	01-07-2005
2.	Name of Registered Holder	POH HEE BOON
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	486000
As a percentage of issued share capital	0.044 %
No. of Shares which are subject of this notice	40000
As a percentage of issued share capital	0.003 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.91
No. of Shares held after the change	446000
As a percentage of issued share capital	0.041 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

... of whether the change in the percentage ... the result of a transaction or a series of transactions:

Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	486000	0
As a percentage of issued share capital	0.044 %	0 %
No. of shares held after the change	456000	0
As a percentage of issued share capital	0.041 %	0 %

Footnotes: Mr Poh Hee Boon is a director of the subsidiary, CNF Shipping Agencies Pte Ltd

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	486000	0
As a percentage of issued share capital	0.044 %	0 %
No. of shares held after the change	446000	0
As a percentage of issued share capital	0.041 %	0 %

Footnotes: Mr Poh Hee Boon is a director of the subsidiary, CNF Shipping Agencies Pte Ltd

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